MINTZ LEVIN Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 13, 2011

John Reynolds, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Catasys, Inc.
Registration Statement on Form S-1
Filed on April 21, 2011
File No. 333-173659

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), we are hereby responding to the comments given by letter (the “Comment Letter”) dated May 11, 2011 by the Securities and Exchange Commission (the “Commission”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Form S-1

Plan of Distribution, page 15

1.
You state on page 15 that you “intend to engage one or more underwriters, broker-dealers or selling agents to sell the securities.” Please confirm that you will file a post-effective amendment with revised disclosure and exhibit under Item 601(b)(1) of Regulation S-K in the event you engage a selling agent.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Response: The Company confirms that it will file a post-effective amendment with revised disclosure and the corresponding exhibit under Item 601(b)(1) of Regulation S-K in the event that it engages a selling agent.

Signatures

2.	Please include the signature of your controller or principal accounting officer as required by Form S-1.

Response: Peter Donato, Chief Financial Officer of the Company, serves as both the Principal Financial Officer and Principal Accounting Officer. Mr. Donato signed the Registration Statement as Principal Financial Officer and Principal Accounting Officer, but the Company inadvertently failed to include the title of Principal Accounting Officer under his name. The Company will file a post-effective amendment prior to any sales under this Registration Statement with his correct titles.

Form 10-K for Fiscal Year Ended December 31, 2010 General

3.
Please amend your Form 10-K to include a Management’s Annual Report on Internal Control over Financial Reporting that contains an effectiveness conclusion, as required by Item 308(a) of Regulation S-K.

Response: Concurrently with the filing of this response letter, the Company has filed Amendment No.1 to Annual Report on Form 10-K/A to include an effectiveness conclusion.

The Company acknowledges the Commission's references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461.  The Company will include the requested acknowledgments and will provide the Commission with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

Please call the undersigned at (212) 692-6768 or Sara Felder at (212) 692-6778 with any comments or questions and please send a copy of any written comments to the undersigned at the following address:

Kenneth R. Koch, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Phone: (212) 692-6768 Fax: (212) 983-3115 Very truly yours, /s/ Kenneth R. Koch

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